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                                                                       EXHIBIT 2


                             AMENDMENT TO AGREEMENT


         The parties hereto have entered into an asset purchase agreement dated as of February 16, 2000, between Allied Roll-Off Holdings, Inc., as Seller and Star Services Group, Inc., as Buyer.

         The parties have agreed to amend the terms of the original agreement and to proceed to closing under the following terms and conditions:

         1. The purchase price shall consist of a non-contingent portion and a contingent portion. The non-contingent portion shall be paid in cash at closing and shall equal $700,000.00, (less $39,600.00 reduced at closing from the purchase price for 33 containers not found at closing) from which the company's two secured creditors: SunTrust and E & J Financial, shall be paid. The $700,000 purchase price shall be allocated as follows:


A.          Trucks & Hoists                 $200,000.00
B.          Containers                      $392,400.00, being $432,000 less
      $39,600.00 deducted at closing for containers not found
C.          Computers and Office Equipment  $ 10,000.00
D.          Restrictive Covenant            $ 58,000.00

In addition, whatever portion of the contingent purchase price is paid to Seller shall be allocated to Goodwill.

         2. The contingent portion of the purchase price shall not exceed $300,000.00. The $300,000 shall be payable in duly registered, freely transferable, fully paid shares of Buyer. The number of shares shall be calculated by dividing $300,000 by the price for Buyer's shares as of the close of business on the business day prior to the Closing Date, which shares shall be held in escrow until the amount of the contingent payment is established. This portion of the purchase price shall be equal to the three times the dollar amount billed in the month of August, 2000 by Buyer and/or its agents to any and all clients of Seller included in Seller's client list, whether active or inactive at the time of the Closing valued at the price established at Closing. The Seller's client list is attached hereto consisting of ninety (90) pages dated March 20, 2000. The Buyer agrees to enter all of Seller's client list into its billing system, separating these clients by a billing code capable of generating a segregated sales report for these clients. Buyer agrees that Buyer shall not increase the established prices charged to Seller's customers except for reasonable price increases made to reflect any increases in disposal costs incurred, or if Buyer can demonstrate that new circumstances relating to a particular customer's service needs render that work unprofitable at the prices previously charged. Buyer agrees to continue Seller's billing practice of charging one inclusive rate for both collection and disposal service rendered and shall not amend its billing practices in any manner which would unfairly diminish the billing for the month of August. The shares shall be subject to the terms of an escrow agreement executed simultaneously herewith and shall not be subject to the lock-up agreement referred to in the Asset Purchase Agreement. Upon release from escrow, the Seller agrees that Seller shall not sell any more than 10% of the shares held by it in any calendar month, for the ten month period beginning September, 2000, after which there shall be no limitation on the sale of these shares.




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         3. The Buyer shall provide Seller with the August sales figures by
September 15, 2000. Seller shall have a period of twenty days to dispute, if necessary, any such sales figures and request an audit or review of Buyer's books. Buyer shall provide monthly sales reports to Seller each month after closing and shall permit Seller to maintain a sales person, at Seller's expense, in the offices of Buyer from which Buyer shall operate the roll-off business. Said salesperson shall have access to all books and records necessary for him to perform his work and the cooperation of Buyer and Buyer's staff, as fully as if he were an employee of Buyer.

         4. Anything in the contract to the contrary notwithstanding the Seller shall have 90 days post closing to pay Seller's outstanding obligations except for secured creditors, which are being paid at closing.

         5. The Seller shall permit the Buyer to occupy the Seller's current premises for up to two weeks after closing, at no additional expense, after which time the Buyer shall have no further right to possession of the premises. Any overstay by the Buyer shall entitle the Seller to rent in the amount of $150.00 per day.


Dated this _____ day of March, 2000.



                                            ALLIED ROLLOFF HOLDINGS, INC.
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                                            By: /s/ Phil Foreman
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                                            STAR SERVICES GROUP, INC.
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                                            By: /s/ Eduardo Cusco
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